AMENDED SCHEDULE B
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 20, 2020 between
MANAGER DIRECTED PORTFOLIOS
and
HOOD RIVER CAPITAL MANAGEMENT LLC

Investment Advisory Fee Schedule

Hood River Portfolio	Annual Fee as a Percentage of Average Daily Net Assets (“Assets”)
Hood River Small-Cap Growth Fund	0.90%
Hood River International Opportunity Fund	1.05%
Hood River New Opportunities Fund	0.75%
Hood River Emerging Markets Fund*	1.00%

*Effective as of the date of the Fund’s commencement of operations

IN WITNESS WHEREOF, the parties hereto have caused this Amended Schedule B to be signed on their behalf by their duly authorized officers as of November 19, 2025.

MANAGER DIRECTED PORTFOLIOS, on behalf of each Fund listed on this Schedule B

By: /s/ Ryan S. Frank ________________
Name: Ryan S. Frank
Title: President

HOOD RIVER CAPITAL MANAGEMENT LLC

By: _/s/ Brian Smoluch _______________
Name: Brian Smoluch
Title: Chief Executive Officer